Filed Pursuant to Rule 424(b)(3)

File No. 333-121915

CAMBRIDGE HEART, INC.

Prospectus Supplement No. 3 dated November 16, 2006

to the Prospectus dated May 12, 2006

On November 14, 2006, Cambridge Heart, Inc. filed with the Securities and Exchange Commission the attached Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. The attached information supplements and supersedes, in part, the information in the prospectus.

This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus, and is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including all amendments or supplements to it.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement no. 3 is truthful or complete. Any representation to the contrary is a criminal offense.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2006

Commission File Number: 0-20991

CAMBRIDGE HEART, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	13-3679946
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1 OAK PARK DRIVE BEDFORD, MASSACHUSETTS	01730
(Address of principal executive offices)	(Zip Code)

781-271-1200

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filed and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐                    Accelerated filer  ☐                    Non-accelerated filer  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Number of shares outstanding of each of the issuer’s classes of common stock as of November 10, 2006:

Class	Number of Shares Outstanding
Common Stock, par value $.001 per share	62,500,670

CAMBRIDGE HEART, INC.

PART I-FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

CAMBRIDGE HEART, INC.

CONDENSED BALANCE SHEETS

	December 31, 2005	September 30, 2006
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	$547,834	$603,281
Marketable securities	4,750,000	7,500,000
Accounts receivable, net of allowance for doubtful accounts of $140,250 and $ 199,100 at December 31, 2005 and September 30, 2006, respectively	1,018,988	1,735,682
Inventory	419,938	389,982
Prepaid expenses and other current assets	79,843	83,544

Total current assets	$6,816,603	$10,312,489
Fixed assets, net	85,771	94,864
Other assets	112,182	90,871

Total Assets	$7,014,556	$10,498,224

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$245,249	$619,519
Accrued expenses	528,936	928,229
Current portion of capital lease obligation	1,577	176
Series B warrant liability	1,503,646	—

Total current liabilities	2,279,408	1,547,924

Total liabilities	2,279,408	1,547,924
Commitments and contingencies (Note 13)

Convertible Preferred Stock, $.001 par value; 2,000,000 shares authorized at December 31, 2005 and September 30, 2006, respectively; 47,421 and 0 shares issued and outstanding at December 31, 2005 and September 30, 2006, respectively. Liquidation preference and redemption value of $2,372,996 and $0 as of December 31, 2005 and September 30, 2006, respectively	1,504,287	—
Warrants to acquire Series A Convertible Preferred Stock of 403,830 and 251,127 shares issued and outstanding at December 31, 2005 and September 30, 2006, respectively	743,440	462,318

	2,247,727	462,318

Stockholders’ equity:
Common Stock, $.001 par value; 150,000,000 shares authorized at December 31, 2005 and September 30,2006, respectively; 46,300,869 and 61,202,671 shares issued and outstanding at December 31, 2005 and September 30, 2006, respectively	46,301	61,203
Additional paid-in capital	61,259,587	75,418,629
Accumulated deficit	(58,795,174)	(66,991,850)
Deferred compensation	(23,293)	—

Total stockholders’ equity	2,487,421	8,487,982

Total Liabilities and Stockholders’ Equity	$7,014,556	$10,498,224

The accompanying notes are an integral part of these condensed financial statements.

CAMBRIDGE HEART, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2006	2005	2006
	(restated)		(restated)
Revenue	$917,327	$2,030,610	$3,109,672	$5,214,509
Cost of goods sold	489,010	781,743	1,514,706	2,102,638

Gross profit	428,317	1,248,867	1,594,966	3,111,871

Costs and expenses:
Research and development	143,486	112,956	532,894	375,226
Selling, general and administrative	941,342	2,061,599	3,434,155	4,950,080

Total Operating Expenses	1,084,828	2,174,555	3,967,049	5,325,306

Loss from operations	(656,511)	(925,688)	(2,372,083)	(2,213,435)

Interest income	50,583	107,570	137,687	283,151

Interest expense	(2,983)	—	(3,719)	(1,665)

Change in valuation of Series B warrants	184,307	—	1,552,757	(6,264,727)

Net loss	$(424,604)	$(818,118)	$(685,358)	$(8,196,676)

Net loss attributable to common stockholders	$(424,604)	$(818,118)	$(685,358)	$(8,196,676)

Net loss per common share-basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.14)

Weighted average common shares outstanding-basic and diluted	40,756,204	60,983,423	39,361,041	58,717,264

The accompanying notes are an integral part of these condensed financial statements.

CAMBRIDGE HEART, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended September 30,
	2005	2006
	(restated)
Cash flows from operating activities:
Net loss	$(685,358)	$(8,196,676)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	132,857	72,006
Loss on disposal of fixed assets	4,817	—
Stock based compensation expense	71,093	551,972
Provisions for allowance for bad debts	—	58,850
Change in valuation of Series B warrants	(1,552,757)	6,264,727
Changes in operating assets and liabilities:
Accounts receivable	217,486	(775,544)
Inventory	(11,023)	29,956
Prepaid expenses and other current assets	92,559	(3,701)
Accounts payable and accrued expenses	(212,119)	764,578

Net cash used for operating activities	(1,942,445)	(1,233,830)

Cash flows from investing activities:
Purchases of fixed assets	—	(59,788)
Purchases of marketable securities	(250,000)	(2,750,000)

Net cash used in investing activities	(250,000)	(2,809,788)

Cash flows from financing activities:
Proceeds from exercise of common and convertible preferred stock warrants, net of issuance costs of $57,370 and $165,165 in 2005 and 2006, respectively	(32,907)	4,100,468
Repayment of debt	(1,578)	(1,401)

Net cash (used in) provided by financing activities	(34,485)	4,099,066

Net increase (decrease) in cash and cash equivalents	(2,226,930)	55,448
Cash and cash equivalents, beginning of period	2,896,963	547,833

Cash and cash equivalents, end of period	$670,033	$603,281

Supplemental Disclosure of Cash Flow Information

The Company paid $3,719 and $1,665 in interest expense for the nine month periods ended September 30, 2005 and 2006, respectively.

Supplemental Disclosure of Non-Cash Financing Activities

During the nine month periods ended September 30, 2005 and 2006, investors exercised their rights to convert 369,406 and 45,248 shares of Series A Convertible Preferred Stock, respectively, into 4,802,278 and 588,224 shares of the Company’s common stock, respectively, at a conversion price of $0.34 per share.

During the nine month period ended September 30, 2005, the Company issued 30,042 shares of its Series A Convertible Preferred Stock to an investor for the cashless exercise of a warrant to acquire 67,873 shares of Series A Convertible Preferred Stock. During the nine month period ended September 30, 2006, the Company issued (i) 15,113 shares of its Series A Convertible Preferred Stock to two investors pursuant to the cashless exercise of warrants to acquire 20,361 shares of Series A Convertible Preferred Stock; and (ii) 21,154 shares of common stock to an investor pursuant to the cashless exercise of options to purchase 82,500 shares of common stock.

During the nine month periods ended September 30, 2005 and 2006, investors exercised their right to convert 650 and 2,173 shares of Series B Convertible Preferred Stock, respectively, into 1,444,444 and 4,828,889 shares of the Company’s common stock, respectively, at a conversion price of $0.45 per share.

During the nine month period ended September 30, 2005, the Company issued restricted stock to certain members of the Board of Directors and recorded a non-cash deferred compensation expense amounting to $26,800, of which $20,100 has been recognized as stock-based compensation expense in the statement of operations. No shares of restricted stock were issued in the nine month period ended September 30, 2006.

The accompanying notes are an integral part of these condensed financial statements.

CAMBRIDGE HEART, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1. NATURE OF BUSINESS

Cambridge Heart, Inc. (the “Company”) was incorporated in Delaware on January 16, 1990 and is engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. The Company sells its products primarily to cardiology group practices, hospitals and research institutions. The Company is subject to risks common to companies in the biotechnology, medical device and diagnostic industries, including, but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and compliance with governmental regulations.

The Company’s financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the ordinary course of business. The Company has experienced recurring losses from operations of $656,511 and $925,688 for the three month periods ended September 30, 2005 and 2006, respectively, and $2,372,083 and $2,213,435 for the nine month periods ended September 30, 2005 and 2006, respectively, and recurring negative cash flow from operations of $1,942,445 and $1,235,830 for the nine month periods ended September 30, 2005 and 2006, respectively. In addition, the Company had an accumulated deficit of $66,991,850 at September 30, 2006.

The Company anticipates that its existing cash resources will be sufficient to satisfy its cash requirements for at least the next twelve months. However, cash usage is expected to increase materially in future quarters as the Company continues to expand its direct sales channel and increase its marketing activities. In July 2006, the Company filed a shelf registration statement with the Securities and Exchange Commission on Form S-3, which allows the Company to offer and sell up to $20.0 million of equity and/or debt securities at any time in the future. Should the Company seek to raise additional capital at any time in the future, there can be no assurance that such efforts will be successful.

Basis of Presentation

The interim financial statements of the Company presented herein are intended to be read in conjunction with the financial statements of the Company for the year ended December 31, 2005.

The Company’s interim financial statements as of September 30, 2006 and 2005 are unaudited and, in the opinion of the management, reflect all adjustments (consisting solely of normal recurring accruals) necessary for the fair presentation of such information. Interim results are not necessarily indicative of results to be expected for the entire year.

The Company’s financial statements for the three and nine months ended September 30, 2005 have been restated to reflect the classification of the warrants to purchase Series B Convertible Preferred Stock, originally issued on December 6, 2004, as a liability and to reflect additional non-operating gains and losses related to the changes in the fair value of those Series B warrants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company are as follows:

Cash Equivalents and Marketable Securities

The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents. Marketable securities consist of cash invested in municipal bonds with a triple “A” credit rating. In accordance with Statement of Financial Accounting Standards (SFAS) 115, “Accounting for Certain Investments in Debt and Equity Securities,” these investments have been classified as available-for-sale securities and have been reported at fair value, with unrealized gains and losses, if any, excluded from earnings and reported as a separate component of shareholders’ equity. These securities are redeemable at their face value, and bear interest at variable rates which are adjusted on a frequent basis. Accordingly, these investments are subject to minimal credit and market risk. These securities amounted to $4,750,000 and $7,500,000 at December 31, 2005 and September 30, 2006, respectively, and no realized or unrealized gains or losses have been recognized during the periods presented. Short-term commercial paper, short-term securities of state government agencies with maturities less than three months from date of purchase and money market securities, totaling $486,284 and $358,335 at December 31, 2005 and September 30, 2006, respectively, are classified as cash equivalents. All of the marketable securities have been recorded at amortized cost, which approximates fair market value. The Company maintains its cash and cash equivalents in bank deposit accounts, which may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Stock-Based Compensation

During 1993, the Company adopted the 1993 Incentive and Non-Qualified Stock Option Plan (the “1993 Plan”) and in 1996 the Board of Directors authorized the 1996 Equity Incentive Plan (the “1996 Plan”). These plans provide for the grant of incentive and non-qualified stock options to management, other key employees, consultants and directors of the Company. No new awards may be made under the 1993 Plan. In 1999, the Board of Directors authorized and the stockholders approved an amendment to the 1996 Plan to increase the total number of shares authorized for issuance under the 1996 Plan from 1,000,000 to 1,300,000 shares of the Company’s common stock. Under the terms of both plans, stock options may not be granted with an exercise price that is less than the fair market value of the Company’s common stock on the date of the grant or for a term that exceeds ten years.

During 1996, the Board of Directors authorized the issuance of up to 100,000 shares of the Company’s common stock pursuant to its 1996 Director Option Plan (the “Director Plan”). Under the Director Plan, outside directors of the Company who are not otherwise affiliated with the Company are entitled to receive options to purchase 10,000 shares of common stock upon their initial election to the Board of Directors.

During 2005, the Board of Directors authorized and the stockholders approved an amendment of the 2001 Stock Incentive Plan (the “2001 Plan”) to increase the total number of shares authorized for issuance under the 2001 Plan from 5,000,000 to 6,750,000 shares of the Company’s common stock. Shares authorized for issuance under the 2001 Plan may be granted to eligible employees, officers, directors, consultants and advisors in the form of stock options or up to a maximum of 1,000,000 shares of restricted stock. Under the terms of the 2001 Plan, stock options may not be granted with an exercise price that is less than fair market value of the Company’s common stock at the date of the grant or for a term that exceeds ten years.

Effective January 1, 2006, the Company adopted SFAS No. 123R, “Share Based Payment,” (“FAS 123R”). FAS 123R establishes the accounting required for share-based compensation, and requires that companies recognize and measure compensation expense for all share-based payments at the grant date based on the fair market value of the award. This stock-based compensation expense must be included in the statement of operations over the requisite service period. The provisions of FAS 123R apply to new stock options and stock options outstanding but not yet vested on the effective date.

Prior to the effective date of FAS 123R, the Company accounted for employee awards using the intrinsic value method under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and related interpretations. Under the provisions of APB 25, the Company recognized compensation expense only to the extent that the exercise price of the Company’s employee stock options was less than the market price of the underlying stock at the grant date. Accordingly, no compensation cost had generally been recognized under FAS 123R as amended by SFAS No. 148 – “Accounting for Stock-Based Compensation – Transition and Disclosure” for the Company’s employee equity incentive plans through December 31, 2005.

The Company elected to adopt FAS 123R using a modified prospective application which requires the Company to value unvested stock options granted prior to its adoption of FAS 123R under the fair value method and expense this amount in the income statement over the stock option’s remaining vesting period. Under this method, prior periods are not restated.

The Company uses the Black-Scholes option pricing model which requires extensive use of financial estimates and accounting judgment, including the expected volatility of the Company’s common stock over the estimated term of the options granted, estimates on the expected time period that employees will retain their vested stock options prior to exercising them, and the number of shares that are expected to be forfeited before the options are vested. The use of alternative assumptions could produce significantly different estimates of the fair value of the stock-based compensation and as a result, provide significantly different amounts recognized in the Company’s statement of operations.

The following assumptions were used to estimate the fair market value of options granted using the Black Scholes valuation method:

	Nine Months Ended September 30,
	2006	2005
Dividend Yield	0.0%	0.0%
Expected Volatility	121.0%	114.8%
Risk Free Interest Rate	4.516%	4.13%
Expected Option Terms (in years)	3-5	4

The expected volatility is based on the price of the Company’s common stock over a historical period which approximates the expected term of the options granted. The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate with a term consistent with the expected life of the options granted. The expected term is estimated based on historical experience.

There were 767,000 new stock options granted during the nine months ended September 30, 2006. For stock options issued prior to the adoption of FAS 123R, forfeitures were recognized as they occur.

At September 30, 2006, there were approximately 1,712,380 shares of common stock available for future grants under all of the Company’s equity incentive plans. All stock options granted have exercise prices equal to the fair market value of the common stock on the date of grant. Options granted under all of the Company’s equity incentive plans generally vest annually over a three to four year vesting period.

There were no new restricted stock grants issued for the nine months ended September 30, 2006 and approximately 392,150 shares of restricted stock were available for future grant on September 30, 2006. Non-vested restricted stock activity for the nine months ended September 30, 2006 was as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Nonvested balance as of December 31, 2005	102,500	$.58
Granted	—
Vested	62,500.56
Forfeited	—

Nonvested balance as of September 30, 2006	40,000	$.60

Transactions under all of the Company’s equity incentive plans during the nine months ended September 30, 2006 are summarized as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2005	5,507,625	$0.56
Granted	767,000	2.21
Exercised	(765,833)	0.46
Canceled/Forfeited	(379,792)	0.34

Outstanding at September 30, 2006	5,129,000	$0.70	$8.61	$7,868,150

Exerciseable at September 30, 2006	1,939,417	$0.63	7.52	$3,096,508

The fair value of options granted during the nine months ended September 30, 2006 was $1,371,001, with a per share weighted average fair value of $1.79. The fair value of options granted during the nine months ended September 30, 2005 was $1,300,288, with a per share weighted average fair value of $0.29. The amount was estimated using the Black-Scholes option pricing model with the assumptions listed above. As of September 30, 2006, there was $1,751,208 of total unrecognized compensation cost related to approximately 3,135,139 unvested outstanding stock options, with a per share weighted average fair value of $0.54. The expense is anticipated to be recognized over a weighted average period of 2.5 years. The total intrinsic value of stock options exercised during the first nine months of 2005 and 2006 was $0 and $1,721,001, respectively. For the nine months ended September 30, 2006, proceeds received upon the exercise of options were $269,871.

The Company recognized the full impact of its share-based payment plans in the statement of operations for the three and nine months ended September 30, 2006 under SFAS 123R and did not capitalize any such costs on the balance sheets. The following table presents share-based compensation expense included in the Company’s statement of operation:

	Three months ended September 30, 2006	Nine months ended September 30, 2006
Cost of goods sold	$2,476	$7,130
Research and development	12,115	35,950
Selling, general and administrative	155,423	286,481

Share-based compensation expense	$170,014	$329,561

The Company adopted the provisions of FAS 123R on January 1, 2006 using the modified prospective approach. Under this method, prior periods are not restated. Had the Company previously recognized compensation costs as prescribed by FAS 123, previously reported net income, basic earnings per share and diluted earnings per share would have changed to the pro forma amounts shown as follows:

	Three months ended September 30, 2005	Nine months ended September 30, 2005
Net loss attributable to common stockholders:
As reported	$424,604	$685,358
Stock-based compensation expense included in reported net loss	(32,546)	(71,093)
Total stock-based compensation under the fair-value-based method for all awards	118,226	306,360

Pro forma	$510,284	$920,625

Net loss per share:
As reported-basic and diluted	$0.01	$0.02
Pro forma-basic and diluted	$0.01	$0.02

The adoption of FAS 123R resulted in incremental stock-based compensation of approximately $170,014 and $329,561 for the three and nine months ended September 30, 2006, respectively. This stock-based compensation charge increased the Company’s loss from operations as well as its net loss by $170,014 and $329,561 in the three and nine month periods ending September 30, 2006, respectively. There was no impact on net loss per common share-basic and diluted, and there was no impact on the statement of cash flows for the period ended September 30, 2006.

Use of Estimates

The preparation of financial statements requires the Company’s management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an on-going basis, including those related to incentive compensation, revenue recognition, product returns, allowance for doubtful accounts, inventory valuation, investments valuation, intangible assets, income taxes, warranty obligations, the fair value of preferred stock and warrants, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which then form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Net Income (Loss) Per Share

Consistent with SFAS No. 128, “Earnings Per Share,” basic loss per share amounts are based on the weighted average number of shares of common stock outstanding during the period. For the three and nine month periods ended September 30, 2006, the diluted loss per share amount is based on the weighted average number of shares of common stock and potential dilutive shares of common stock outstanding during each such period. The impact of options to purchase 5,129,000 shares of common stock, warrants for the purchase of 37,015 shares of common stock and warrants for the purchase of 251,127 shares of Series A Convertible Preferred Stock have been excluded from the calculation of diluted weighted average share amounts as their inclusion would have been anti-dilutive. For the three and nine month periods ended September 30, 2005, the diluted loss per share amount is based on the weighted average number of shares of common stock and potential dilutive shares of common stock outstanding during each such period. The impact of options to purchase 6,007,750 shares of common stock, warrants for the purchase of 2,102,532 shares of common stock, warrants for the purchase of 2,500 shares of Series B Convertible Preferred Stock, 45,248 shares of Series A Convertible Preferred Stock, and 4,350 shares of Series B Convertible Preferred Stock have been excluded from the calculation of diluted weighted average share amounts as their inclusion would have been anti-dilutive.

Emerging Issues Task Force 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share, was issued in March 2004. EITF 03-06 is intended to clarify the definition of a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-06 is effective for reporting periods beginning after March 31, 2004. The adoption of this pronouncement did not have an impact on the Company’s financial position, results of operations or cash flows as the Company incurred a net loss for the three and nine months ended September 30, 2005 and 2006. This pronouncement will have an impact if and when the Company incurs net income and at that time management will evaluate whether the Company’s existing securities meet the definition of a “participating security” under the provisions of EITF 03-06.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of two components, net income (loss) and other comprehensive income (loss). The Company had no other comprehensive income for all periods presented.

3. MAJOR CUSTOMERS, EXPORT SALES AND CONCENTRATION OF CREDIT RISK

There were no major customers that accounted for over 10% of the Company’s total revenues and accounts receivable balance for the three and nine month periods ended September 30, 2005 and 2006. During the three month periods ended September 30, 2005 and 2006, international sales accounted for 30% and 6% of total revenues, respectively. During the nine month periods ended September 30, 2005 and 2006, international sales accounted for 22% and 12% of total revenues, respectively. Company policy does not require collateral on account receivable balances.

4. INVENTORIES

Inventories at December 31, 2005 and September 30, 2006 consisted of the following:

	December 31, 2005	September 30, 2006
Raw materials	$408,801	$369,331
Work in process	11,137	5,215
Finished goods	—	15,436

	$419,938	$389,982

5. CONVERTIBLE PREFERRED STOCK

The Company’s authorized capital stock includes 2,000,000 shares of $0.001 par value preferred stock. The preferred stock may be issued at the discretion of our Board of Directors (without further stockholder approval) with such designations, rights and preferences as the Board of Directors may determine from time to time. This preferred stock may have dividend, liquidation, redemption, conversion, voting or other rights, which may be more expansive than the rights of the holders of the Company’s common stock.

Total shares of preferred stock issued and outstanding at December 31, 2005 and September 30, 2006, respectively were as follows:

	December 31, 2005	September 30, 2006
Series A Convertible Preferred
Shares issued and outstanding	45,248	—
Liquidation preference and redemption value	$199,996	$—

Series B Convertible Preferred
Shares issued and outstanding	2,173	—
Liquidation preference and redemption value	2,173,000	—

Total Convertible Preferred
Shares issued and outstanding	47,421	—
Liquidation preference and redemption value	$2,372,996	$—

The preferred stock is entitled to dividends when and if declared by the Board of Directors prior to the payment of any such dividends to the holders of common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the preferred stock then outstanding are entitled to be paid out of the assets of the corporation before any payment is made to the holders of common stock. Each holder of the preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible on any matter preserved to the stockholders of the Company for their action at any meeting of the stockholders of the Company.

Series A Convertible Preferred Stock

On May 12, 2003, the Company entered into an agreement for the sale of $6.5 million of Series A Convertible Preferred Stock (the “Series A stock”) to Medtronic, Inc. and a group of private investors, pursuant to which the Company sold 696,825 shares of its Series A stock at a purchase price of $4.42 per share providing gross proceeds of $3,079,966. Each share of Series A stock is convertible into 13 shares of the Company’s common stock.

In connection with the sale of the Series A stock, the Company issued warrants for the purchase of an additional 773,724 shares of Series A stock at a purchase price of $4.42 per share with monthly expiration dates beginning September 1, 2003 and ending February 1, 2004. During fiscal 2003, investors purchased 663,999 shares of Series A stock through the exercise of these warrants providing additional proceeds of $2,934,876. During fiscal 2004, investors exercised the remaining warrants for the purchase of 109,725 shares of Series A stock providing the Company with gross proceeds of $484,985.

As part of the financing described above, the Company also issued to both Medtronic and the private investors warrants exercisable for 471,703 shares of Series A stock. The exercise price of Medtronic’s warrant is $4.42 and the exercise price per share of the warrants issued to the other investors is $5.525. These warrants expire on January 1, 2009.

During the nine month period ended September 30, 2005, the Company issued 30,042 shares of its Series A stock to an investor through the cashless exercise of warrants to purchase 67,873 shares of Series A stock.

During the nine month periods ended September 30, 2005 and 2006, investors exercised their rights to convert 369,406 and 45,248 shares of Series A stock, into 4,802,278 and 588,224 shares of the Company’s common stock, respectively. The Company had 45,248 and 0 shares of Series A stock and warrants for the purchase of an additional 403,830 and 251,127 shares of Series A stock outstanding at December 31, 2005 and September 30, 2006, respectively.

During the nine month period ended September 30, 2006, warrants to purchase 132,342 shares of Series A stock were exercised at a price of $5.525 per Series A share and converted into 1,720,446 shares of common stock providing the Company with gross proceeds of $731,190. The Company issued 196,461 shares of common stock to investors in cashless exercise and conversion of warrants to purchase 20,361 shares of Series A stock.

Series B Convertible Preferred Stock

On December 6, 2004, the Company entered into an agreement for the sale of $5.0 million of Series B Convertible Preferred Stock (the “Series B stock”) to certain institutional and other private investors. Under the terms of the financing, the Company issued and sold 5,000 shares of Series B stock at a purchase price of $1,000 per share. Each share of Series B stock is convertible into approximately 2,222 shares of the Company’s common stock at a conversion price of $0.45 per share. Investors in the financing also received warrants to purchase an additional 2,500 shares of Series B stock. The exercise price of the warrants is $1,100 per share. The warrants expire on December 6, 2009.

In connection with the sale of the Company’s Series B stock, the Company also issued to the placement agent for the transaction a warrant exercisable for a total of 953,333 shares of the Company’s common stock. The warrant expires on December 6, 2009. The exercise price of the warrant is $.495 per share of common stock.

During the nine month periods ended September 30, 2005 and 2006, investors exercised their rights to convert 650 and 2,173 shares of Series B stock, into 1,444,444 and 4,828,889 shares of the Company’s common stock, respectively. The Company had 2,173 and 0 shares of Series B stock and warrants for the purchase of an additional 2,375 and 0 shares of Series B stock outstanding at December 31, 2005 and September 30, 2006, respectively. In addition, during the nine months ended September 30, 2006, the Company’s placement agent exercised its warrant to purchase 953,333 shares of the Company’s common stock.

The financial statements for the nine months ended September 30, 2005 have been restated to reflect the reclassification of warrants to purchase Series B stock, originally issued December 6, 2004, as a liability and to reflect additional non-operating gains and losses related to the changes in the fair value of those Series B warrants. The impact of the unrealized change in the fair value of the Series B warrants for the nine months ended September 30, 2006 was a charge of $6,264,727. The impact of the unrealized change in the fair value of the Series B warrants for the nine months ended September 30, 2005 was a gain of $1,552,757. As of September 30, 2006, there were no warrants to purchase shares of Series B stock outstanding, and, therefore, no further gains or charges will be incurred in future periods.

6. COMMITMENTS AND CONTINGENCIES

Guarantor Arrangements

The Company undertakes certain indemnification obligations under its agreements with other companies in the ordinary course of its business, typically with business partners and customers. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company maintains a products liability insurance policy that is intended to limit its exposure to this risk. Based on the Company’s historical activity in combination with its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2005 and September 30, 2006.

The Company warrants all of its non-disposable products as to compliance with their specifications and warrants that the products are free from defects in material and workmanship for a period of 12 months from date of delivery. The Company maintains a reserve for the estimated costs of future repairs of its products during this warranty period. The amount of the reserve is based on the Company’s actual return and repair cost experience. The Company had $43,615 and $100,500 of accrued warranties at December 31, 2005 and September 30, 2006, respectively, as set forth in the following table:

	For the three months ended September 30,		For the nine months ended September 30,
	2005	2006	2005	2006
Balance at beginning of period	$25,782	$74,269	$28,235	$43,615
Provision for warranty for units sold	16,828	38,062	25,205	108,373
Cost of warranty incurred	(16,469)	(11,831)	(27,299)	(51,488)

Balance at end of period	$26,141	$100,500	$26,141	$100,500

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. Using innovative technologies, we are addressing the key problem of identification of those at risk of sudden cardiac death. Our proprietary technology and products are the first diagnostic tools approved by the U.S. Food and Drug

Administration to non-invasively measure Microvolt levels of T-Wave Alternans, an extremely subtle beat-to-beat fluctuation in a patient’s heartbeat.

Our Microvolt T-Wave Alternans (“MTWA”) test is performed using our primary products, the Heartwave II System in conjunction with our single use Micro-V Alternans Sensors. We sell both products in the United States primarily through our direct sales organization comprised of a limited number of direct sales representatives. Outside the United States, we sell our products through independent distributors. Profitability for our business requires that we are successful in our efforts to expand the installed base of our Heartwave units in the United States and continually increase the number of Microvolt T-Wave Alternans Tests being performed in order to increase the usage of our Micro-V Alternans Sensors.

Distribution Update

At March 31, 2006, we employed 3 direct sales representatives and 2 regional managers in the U.S. At the end of September 2006, we have increased the number of direct sales representatives to 10. Our objective is to increase our direct sales force from the current level to between 12 and 14 representatives by the end of 2006. We also employ 6 clinical application specialists who provide clinical support to our direct sales force and our customers. Our objective is to employ approximately 1 clinical application specialist for every 2 sales representatives. In addition to expanding our direct sales force in the U.S., we seek to establish relationships with strategic partners to assist us in gaining access to our primary customer, the clinical cardiologist. We utilize country specific independent distributors for the sales of our products outside the U.S.

Reimbursement Update

We generate substantially all of our revenue through the sale of capital equipment in the form of our Heartwave II System, which has a current list price of slightly less than $29,000 per system, as well as the sale of our disposable sensors which have a current list price of approximately $84 per unit, subject to certain volume discounts. In order for physician practices and other health care providers to be able to purchase these products from us, the availability of appropriate reimbursement to them from both the federal government (Medicare) or a private insurance company is essential. At present, approximately one-half of the U.S. patient population that we believe is most likely to benefit from our MTWA test are at least 65 years old and therefore eligible for reimbursement via Medicare. The remaining 50% of our potential patient population is covered through private insurance plans such as Blue Cross/Blue Shield, Aetna, Cigna, Kaiser and United Healthcare.

Many local Medicare carriers have provided coverage for the Microvolt T-Wave Alternans test for several years. However, coverage indications have often been inconsistent and in many instances so administratively burdensome to physicians as to make it impracticable to obtain payment for many patients whom they would like to test. The Centers for Medicaid and Medicare Services (CMS) issues the vast majority of their coverage policies via Local Coverage Decisions (LCDs). In approximately 10-15% of the cases, they issue National Coverage Decisions (NCDs) to apply uniform standards across the entire country.

In 2005, we applied to CMS for a National Coverage Determination seeking broader and more uniform reimbursement coverage for our Microvolt T-Wave Alternans test. After a nine month application process, CMS released a draft of its NCD on December 21, 2005, which became final on March 21, 2006. This broad coverage policy allows for the payment of MTWA testing of patients at risk of sudden cardiac death, but only when a MTWA test is done using our patented and proprietary spectral analytic method. The current average payment by Medicare for an MTWA test is $322.

In addition to federally funded reimbursement, we have been actively pursuing reimbursement from private insurers which cover the remaining 50% of the patient population that we believe could benefit from a MTWA test. In 2005, we received a positive reimbursement decision from Horizon Blue Cross/Blue Shield in New Jersey. This was in addition to the coverage already provided by a number of Blue Cross/Blue Shield insurance companies including New York, Iowa, Maryland, Washington DC, Delaware, Michigan, South Dakota and Minnesota.

In the first nine months of 2006, Aetna, CIGNA Healthcare and Humana each issued a coverage policy for our MTWA test making it a covered benefit for those patients at risk of sudden cardiac death who meet the criteria for an implantable cardioverter defibrillator (“ICD”) placement. The coverage policies for Aetna and Humana both specify the necessity of using our proprietary spectral analytic method as a condition for coverage.

More recently on November 7, 2006, Healthcare Service Corporation (HCSC) issued a coverage policy for our MTWA test making it a covered benefit for those individuals who are at risk of developing life-threatening ventricular arrhythmias. HCSC provides healthcare benefits to 11.6 million beneficiaries through its BlueCross BlueShield divisions in Texas, Illinois, New Mexico and Oklahoma. On November 13, 2006, WellPoint issued a coverage policy for our MTWA test making it a covered benefit for those patients who meet the criteria for receiving an ICD. WellPoint is the largest private insurer in the U.S., and covers 34 million patients in California and 13 other states through its BlueCross BlueShield and Anthem divisions.

While the Company has been able to achieve increased reimbursement coverage over the last year, there remain large patient populations in the United States where physicians and other health care providers cannot obtain proper reimbursement for the use of our products. For example, large insurers such as Kaiser, United Healthcare and a number of individual Blue Cross/Blue Shield insurance companies continue to maintain a policy of not reimbursing physicians for the use of our products. At September 30, 2006, we believe that reimbursement coverage remained unavailable for approximately 25% of the total patient population in the United States for whom a MTWA test would reasonably be considered appropriate. While the Company is actively working to broaden reimbursement coverage, there can no assurance that additional third-party insurers will decide to make reimbursement available in the near term, if at all, or even that certain payers who now reimburse for the use of our products will not decide to significantly reduce, or even eliminate, the level of reimbursement available for the use of our products. Any significant reduction in the amount of reimbursement available for the use of our products would have a material and adverse effect on our ability to build a successful business.

Recent Clinical Results

In March 2006, Dr. Paul Chan from the VA Center for Practice Management and Outcomes Research, and the University of Michigan, Ann Arbor gave a presentation at The American College of Cardiology regarding the cost effectiveness of ICD therapy. The objective of the study was to evaluate the cost of effectiveness of ICD therapy in MADIT II eligible patients with and without risk stratification using our MTWA Test. The results of the study resulted in an Incremental Cost Effectiveness Ratio (ICER) of $88,700 per Quality Adjusted Life Year in the ICDs FOR ALL strategy as compared to the use of MTWA risk stratification. The use of MTWA in risk stratifying the population resulted in a $48,800 Incremental Cost Effectiveness Ratio as compared to medical management. This study was published in the Journal of American College of Cardiology in June 2006.

In May 2006, The Journal of the American College of Cardiology published a new clinical study titled, “Prognostic Utility of Microvolt T-Wave Alternans in Risk Stratification of Patients with Ischemic Cardiomyopathy.” Dr. Theodore Chow from the Lindner Center was the Principal Investigator of the study. The study enrolled 768 consecutive patients with ischemic cardiomyopathy and an ejection fraction less than or equal to 35%. The authors studied MTWA to discern if MTWA was an independent predictor of mortality and could, therefore, identify which of the individuals would be at the highest risk of death and most likely to benefit from ICD therapy. After a mean follow-up period of 18 months, the MTWA non-negative, or abnormal, group of patients was associated with a significantly higher risk for all cause and arrhythmic mortality. In the group of patients that were not treated with implantable defibrillator therapy, the arrhythmic death rate for MTWA negative patients was approximately 2% per year while the MTWA non-negative patients’ death rate was more than three times higher.

In August 2006, the “Guideline for Management of Patients with Ventricular Arrhythmias and the Prevention of Sudden Cardiac Death” was jointly released by the American College of Cardiology (ACC), The American Heart Association (AHA) and the European Society of Cardiology (ESC). In this new guideline, on which the Heart Rhythm Society (HRS) and the European Heart Rhythm Association collaborated, MTWA received a Class IIa guideline under the section, Electrocardiographic Techniques and Measurements. The consensus guideline stated, “It is reasonable to use T-Wave Alternans for improving the diagnosis and risk stratification of patients with ventricular arrhythmias or who are at risk for developing life-threatening ventricular arrhythmias. (Level of Evidence: A).”

Other Recent Developments

In July 2006, Mark S. Florence was appointed as Vice President, Sales and Marketing of the Company. Mr. Florence has extensive experience in the cardiac medical device and diagnostic industry. Most recently he was Vice President of Sales at Cardiodynamics International Corporation.

On August 1, 2006, reflecting the Board of Director’s continuing focus on corporate governance issues, the Company announced it had voted to separate the roles of Chairman of the Board and Chief Executive Officer, so that one person could no longer hold both positions. Mr. Robert Khederian was named as Chairman of the Board of Directors. Mr. Khederian is a major shareholder of Cambridge Heart who has been a director since 2002 and the lead independent director since April 2005. Mr. Khederian is currently Chairman of Belmont Capital Partners LLC, a venture capital firm he founded in 1996, and is Chairman of Provident Corporate Finance LLC, a healthcare investment banking firm he co-founded in 1998. From 1984 through 1996, Mr. Khederian served as Chairman and Founder of Medical Specialties Group Inc, a nationwide distributor of medical supplies that was acquired by Bain Capital in 1996. Mr. Khederian is also a director of Inverness Medical Innovations, Inc., (AMEX – IMA), and a member of its Audit and Compensation committees.

On October 13, 2006, the Board of Directors accepted the resignation of David A. Chazanovitz as President and Chief Executive Officer and a member of the Board of Directors. The Board of Directors has appointed Jeffrey J. Langan as President and Chief Executive Officer of the Company effective October 13, 2006. Mr. Langan has served as a director of the Company since 1999. Also since 1999, Mr. Langan has served as an independent consultant with Maine Point Associates, the strategy and business consulting services company he founded. From January 2001 to January 2002, Mr. Langan served as President and Chief Executive Officer of Nexigent Inc., a firm that provides internet-based services for pharmaceutical clinical trials. From November 1997 to July 1999, Mr. Langan served as President and Chief Executive Officer of Idexx Laboratories, Inc., a veterinary diagnostic and software firm, and, from April 1996 to November 1997, as President and Chief Executive Officer of Thermedics Detection, Inc., which produces measurement and detection systems. Mr. Langan was also General Manager of the Healthcare Information Management Division and General Manager of the Clinical Systems Business Unit for Hewlett-Packard Medical Systems from May 1989 to April 1996. Mr. Langan holds a B.S. in Mechanical Engineering from Villanova University, an M.S. in Engineering Mechanics from Rensselaer Polytechnic Institute, and an M.B.A from the Harvard University Graduate School of Business Administration. Mr. Langan resigned as Chairman of the Audit Committee and a member of the Compensation Committee effective October 13, 2006. The Board of Directors appointed Reed Malleck to serve as Chairman of the Audit Committee effective October 13, 2006.

On October 23, 2006, the Board of Directors elected Laurence Blumberg, MD to serve as a director of the Company to serve until the annual meeting of stockholders of the Company to be held in 2007 and until his successor is elected and qualified. Dr. Blumberg has been appointed to serve as a member of the Audit Committee. From February 2006 to September 2006, Dr. Blumberg was the Healthcare Portfolio Manager at Scout Capital Management, LLC a hedge fund in NYC. From May 1999 to February 2006, he was the Founder and Managing Member of Blumberg Capital Management LLC, which focused on investments in the life sciences field. Prior to that, he spent five years as Vice President, Equity Research at Alliance Capital Management, L.P. specializing in biotechnology and medical products and before that was an independent healthcare consultant to S-Squared Technology, a technology investment fund. Dr. Blumberg is a founder of and member of the Board of Directors of Syntonix Pharmaceuticals, Inc., a private development stage biotechnology company. He is a member of the Board of Overseers of the School of Science, Brandeis University where he received a B.A. in Physics. Dr. Blumberg received an M.D. from Temple University School of Medicine, and an M.B.A. from Columbia University School of Business. Dr. Blumberg is a non-managing member of the AFB Fund, LLC (“AFB”) , a family limited liability company. Louis Blumberg, Dr. Blumberg’s father, is the manager of AFB. Together, Dr. Blumberg and AFB beneficially own approximately 9% of the Company’s outstanding shares of common stock.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations is based upon the financial statements which have been prepared in accordance with U.S. generally accepted accounting principles. The notes to the financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 includes a summary of our significant accounting policies and methods used in the preparation of our financial statements. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to incentive compensation, revenue recognition, product returns, allowance for doubtful accounts, inventory valuation, investments valuation, intangible assets, income taxes, warranty obligations, the fair value of preferred stock and warrants, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies and estimates affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition and Accounts Receivable

Revenue from the sale of product to all of the Company’s customers is recognized upon shipment of goods provided that risk of loss has passed to the customer, all of the Company’s obligations have been fulfilled, persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is probable. Revenue from the sale of product to all of our third-party distributors is subject to the same recognition criteria. These distributors provide all direct repair and support services to their customers. Under Emerging Issue Task Force (“EITF”) 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables,” in multiple element arrangements, separate elements can be considered separate units of accounting when the delivered unit has value to a customer on a stand-alone basis and there is objective and reliable evidence of the fair value of the undelivered element. The Company sometimes sells maintenance agreements with the Heartwave System. Revenue from maintenance contracts is recognized separately based on amounts charged when sold on a stand-alone basis and is recorded over the term of the underlying agreement. Payments of $59,837 at September 30, 2006 ($71,518 at December 31, 2005) received in advance of services being performed are recorded as deferred revenue and included in current liabilities in the accompanying balance sheet.

Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and management’s evaluation of outstanding accounts receivable at the end of the year. Bad debts are written off when identified. The Company’s actual experience of customer receivables written off directly during the three-month period ended September 30, 2006 was immaterial. At December 31, 2005 and September 30, 2006, the allowance for doubtful accounts was $140,250 and $199,100, respectively.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123R, “Share Based Payment” (“FAS 123R”). FAS 123R establishes the accounting required for share-based compensation, and requires that companies recognize and measure compensation expense for all share-based payments at the grant date based on the fair market value of the award. This share-based compensation expense must be included in the Company’s statement of operations over the requisite service period. The provisions of FAS 123R apply to new stock options and stock options outstanding but not yet vested on the effective date.

Prior to the effective date of FAS 123R, the Company accounted for employee awards using the intrinsic value method under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,”(“APB 25”) and related interpretations. Under the provisions of APB 25, the Company recognized compensation expense only to the extent that the exercise price of the Company’s employee stock options was less than the market price of the underlying stock at the grant date. Accordingly, no compensation cost had generally been recognized under FAS 123R as amended by SFAS No. 148 – “Accounting for Stock-Based Compensation – Transition and Disclosure” for the Company’s employee equity incentive plans through December 31, 2005.

The Company elected to adopt FAS 123R using a modified prospective application which requires the Company to value unvested stock options granted prior to its adoption of FAS 123R under the fair value method and expense this amount in the income statement over the stock option’s remaining vesting period. Under this method, prior periods are not restated.

The Company uses the Black-Scholes option pricing model, which requires extensive use of financial estimates and accounting judgment, including the expected volatility of the Company’s common stock over the estimated term, estimates on the expected time period that employees will retain their vested options prior to exercising them, and the number of shares that are expected to be forfeited before the options are vested. The use of alternative assumptions could produce significantly different estimates of the fair value of the stock-based compensation and as a result, provide significantly different amounts recognized in the Company’s statement of operations.

Inventory Valuation

We regularly assess the value of our inventory for estimated obsolescence or unmarketable inventory. If necessary, we write-down our inventory value to the estimated fair market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required from time to time that could adversely affect our operating results for the fiscal period in which such write-downs are affected.

Capitalized Software

The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require that we exercise considerable judgment with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies. The cost of consultants utilized in the development of new features and functionality of our MTWA software is capitalized as incurred and amortized on a straight-line basis over its estimated life upon release to the market. The estimated life used for the amortization of the costs is currently three years. At each balance sheet date, these costs are evaluated for impairment by comparing the net realizable value of the product containing the software to the unamortized capitalized cost of that software. The amount by which the unamortized capitalized cost of the software exceeds this net realizable value, if any, is written off. At September 30, 2006, no such write-downs have been recorded. The net realizable value is determined as the estimated future gross revenue from that product containing the software reduced by the estimated future costs of completing and disposing of that product. If no future revenues were achieved, then we would be required to write off the balance of the unamortized software costs, which was $0 at September 30, 2006.

Product Warranty

We warrant all of our non-disposable products as to compliance with their specifications and warrants that the products are free from defects in material and workmanship for a period of 13 months from the date of delivery. We maintain a reserve for the estimated cost of future repairs of our products during this warranty period. The amount of the reserve is based on our actual return and historical repair cost experience. If the rate and cost of future warranty activities differs significantly from our historical experience, additional costs would have to be reserved that could materially affect our operating results.

Results of Operations

The following table presents our revenue by product line and geographic region for each of the periods indicated. This information has been derived from our statement of operations included elsewhere in this Quarterly Report on Form 10-Q. You should not draw any conclusions about our future results from our revenue for any prior period.

Revenue:

	Three months ended September 30,					Nine months ended September 30,
	2005	% of Total	2006	% of Total	% Change	2005	% of Total	2006	% of Total	% Change
Alternans Products:
U.S.	$461,659	50%	$1,632,363	80%	254%	$1,867,280	60%	$3,908,151	75%	109%
Rest of World	178,350	19%	103,880	5%	-42%	348,400	11%	388,878	7%	12%

Total	640,009	70%	1,736,243	86%	171%	2,215,680	71%	4,297,029	82%	94%

Stress Products:
U.S	183,379	20%	275,177	14%	50%	543,807	17%	660,636	13%	21%
Rest of World	93,939	10%	19,190	1%	-80%	350,185	11%	256,844	5%	-27%

Total	277,318	30%	294,367	14%	6%	893,992	29%	917,480	18%	3%

Total Revenues	$917,327	100%	$2,030,610	100%	121%	3,109,672	100%	$5,214,509	100%	68%

Three and Nine Month Periods ended September 30, 2005 and 2006

Revenue

Total revenue for the three months ended September 30, 2005 and 2006 was $917,327 and $2,030,610, respectively, an increase of 121%. Revenue from the sale of our Microvolt T-Wave Alternans products, which we call our Alternans products, was $640,009 during the three months ended September 30, 2005, compared to $1,736,243 during the same period of 2006, an increase of 171%. Our Alternans products accounted for 70% and 86% of total revenue for the three month periods ended September 30, 2005 and 2006, respectively. The net increase in revenue was primarily attributable to higher sales of Alternans products in the United States, driven by an increase in the direct sales channel.

Total revenue for the nine months ended September 30, 2005 and 2006 was $3,109,672 and $5,214,509, respectively, an increase of 68%. Revenue from the sale of our Alternans products was $2,215,680 during the nine months ended September 30, 2005, compared to $4,297,029 during the same period of 2006, an increase of 94%. Our Alternans products, accounted for 71% and 82% of total revenue for the nine month periods ended September 30, 2005 and 2006, respectively. The net increase in revenue was primarily attributable to higher sales of Alternans products in the United States. We believe the increase in revenue for both periods is attributable to an increase in the profile of our MTWA technology associated with the publication and presentation of new clinical information and the National Coverage Determination issued by CMS in March 2006 and, to a lesser extent, the initial impact of expanding our direct sales force.

Revenue from the sale of our non-Alternans products for the three months ended September 30, 2005 and 2006 was $277,318 and $294,367, respectively. Revenue from the sale of our non-Alternans products for the nine months ended September 30, 2005 and 2006 was $893,992 and $917,480, respectively.

Gross Profit

Gross profit, as a percent of revenue, for the three months ended September 30, 2005 and 2006 was 47% and 62%, respectively. Gross profit, as a percent of revenue, for the nine months ended September 30, 2005 and 2006 was 51% and 60%, respectively. The increase in gross profit as a percentage of revenue is primarily attributable to higher overall revenue levels, and higher domestic sales of our Alternans products, which have higher average selling prices and gross margins when compared to Alternans products sold outside the United States, or non-Alternans products.

Operating Expenses

The following table presents, for the periods indicated, our operating expenses. This information has been derived from our statement of operations included elsewhere in this Quarterly Report on Form 10-Q. Our operating expenses for any period are not necessarily indicative of future trends.

	Three months ended September 30,					Nine months ended September 30,
	2005	% of Total Revenue	2006	% of Total Revenue	% Inc/(Dec) 2006 vs 2005	2005	% of Total Revenue	2006	% of Total Revenue	% Inc/(Dec) 2006 vs 2005
Operating Expenses:
Research and development	$143,486	16%	$112,956	6%	-21%	$532,894	17%	$375,226	7%	-30%
Selling, general and administrative	941,342	103%	2,061,599	102%	119%	3,434,155	110%	4,950,080	95%	44%

Total	$1,084,828	119%	$2,174,555	107%	100%	$3,967,049	127%	$5,325,306	102%	34%

Research and Development

Research and development expense for the three months ended September 30, 2005 and 2006 was $143,486 and $112,956, respectively, a decrease of 21%. Research and development expense for the nine months ended September 30, 2005 and 2006 was $532,894 and $375,226, respectively, a decrease of 30%. The decrease is primarily attributable to reductions in staffing levels and lower levels of outside engineering consulting expenses as a result of the completion of our Heartwave II System, which received marketing clearance from the U.S. Food and Drug Administration in April 2005. Research and development expense for the 2006 period included $12,115 in non-cash, stock-based compensation expense resulting from the adoption of FAS 123R on January 1, 2006. We expect research and development expense to remain at current levels for the remainder of the year.

Selling, General and Administrative

Selling, general and administrative (“SG&A”) expense for the three months ended September 30, 2005 and 2006 was $941,342 and $2,061,599, respectively, an increase of 119%. SG&A expense for the nine months ended September 30, 2005 and 2006 was $3,434,155 and $4,950,080, respectively, an increase of 44%. Sales and marketing expense for the 2005 and 2006 periods was 60% and 62% of total SG&A expense, respectively. The increases were primarily attributable to higher selling costs associated with expanding our direct sales force, increased advertising expenses and higher legal fees. SG&A expense for the 2006 period included $155,423 in non-cash, stock-based compensation expense resulting from the adoption of FAS 123R on January 1, 2006. We expect SG&A expense to increase materially through the remainder of this year, as we continue to expand our direct sales organization, increase our marketing expenditures, prepare for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, and incur higher non-cash, stock-based compensation expense resulting from recent changes in management and higher headcount levels.

Interest Income/Interest Expense

Interest income, net of interest expense, for the three months ended September 30, 2005 and 2006, was $47,600 and $107,570, respectively, an increase of 126%. Interest income, net of interest expense, for the nine months ended September 30, 2005 and 2006, was $133,968 and $281,486, respectively, an increase of 110%. The increase in interest income is the result of higher amounts of invested cash and rising interest rates.

Change in Value of Series B Warrants

The non-cash charge for the three months ended September 30, 2006 related to the change in value of the warrants to purchase shares of Series B stock was $0 compared to a non-cash gain of $184,307 for the same period in 2005. The non-

cash charge for the nine months ended September 30, 2006 related to the change in value of the warrants to purchase shares of Series B stock was $6,264,727 compared to a non-cash gain of $1,552,757 for the same period in 2005. The charge for the 2006 period was primarily the result of the increase in our common stock price during the quarter, as it impacts the Black-Scholes value of these warrants, whereas the gain in the same period last year was primarily a result of the decrease in our common stock price during the 2005 period. As of September 30, 2006, there were no warrants to purchase shares of Series B stock outstanding, and, therefore, no further gains or charges will be incurred in future periods.

Net Income/(Loss)

As a result of the factors described above, the net loss attributable to common stockholders for the three months ended September 30, 2006 was $818,118 compared to $424,604 in the same period in 2005. The net loss attributable to common stockholders for the nine months ended September 30, 2006 was $8,196,676 compared to $685,358 in the same period in 2005.

Liquidity and Capital Resources

Cash, cash equivalents and marketable securities were $8,103,281 at September 30, 2006, compared to $5,297,834 at December 31, 2005, an increase of $2,805,447, or 53%. This net increase reflects gross proceeds of approximately $4,104,000 from the exercise of outstanding warrants and options during the period, offset by our use of cash in support of operations of $1,235,232 for the nine months ended September 30, 2006. Accounts receivable, net of allowance for doubtful accounts at September 30, 2006 increased $716,694, or 70%, compared to December 31, 2005 as a result of higher sales volume for the nine months ended September 30, 2006 compared to the nine months ended December 31, 2005. Inventory at September 30, 2006 decreased by $29,956, or 7%, compared to December 31, 2005. Prepaid expenses and other current assets at September 30, 2006 increased $3,701, or 5%, compared to December 31, 2005. Fixed asset additions for the nine months ended September 30, 2006 were $59,788.

Our financial statements have been prepared on a going concern basis, which assumes we will realize our assets and discharge our liabilities in the ordinary course of business. We have experienced recurring losses from operations of $2,372,083 and $2,213,435 for the nine months ended September 30, 2005 and 2006, respectively, and recurring negative cash flow from operations for the nine months ended September 30, 2005 and 2006 of $1,942,445 and $1,235,232, respectively. In addition, we had an accumulated deficit at September 30, 2006 of $66,991,850.

We anticipate that our existing cash resources will be sufficient to satisfy our cash requirements for at least the next twelve months. However, cash usage is expected to increase materially in future quarters as we continue to expand our direct sales channel and increase our marketing activities. In July 2006, the Company filed a shelf registration statement with the Securities and Exchange Commission on Form S-3, which allows us to offer and sell up to $20.0 million of equity and/or debt securities at any time in the future. Should we seek to raise additional capital at any time in the future, there can be no assurance that such efforts will be successful.

Under the terms of our license, consulting and technology agreements, we are required to pay royalties on sales of our Alternans products. Minimum license maintenance fees under these license agreements, which are creditable against royalties otherwise payable for each year, are $10,000 per year through 2007. We are committed to pay an aggregate of $10,000 of such minimum license maintenance fees subsequent to September 30, 2006.

During the nine months of 2006, we received gross proceeds of approximately $4.1 million from the exercise of outstanding warrants and options, principally related to our 2003 Series A Convertible Preferred Stock and 2004 Series B Convertible Preferred Stock financings.

Contractual Obligations and Commercial Commitments

Our contractual obligations as of September 30, 2006 are set forth in the table below.

	Total	Payments Due by Period			More than 5 Years
Contractual Obligations		Less than 1 Year	1-3 Years	3-5 Years
Capital Lease Obligations	$175	$175	$—	$—	$—
Operating Lease Obligations	$61,653	$34,899	$26,754	$—	$—
Purchase Obligations	$10,000	$10,000	$—	$—	$—

Total	$71,828	$45,074	$26,754	$—	$—

Off-Balance Sheet Arrangements

We have not created, and are not a party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating parts of our business that are not consolidated into our financial statements. We do not have any arrangements or relationships with entities that are not consolidated into our financial statements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Forward-Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements as a result of any number of factors. Factors that may cause or contribute to such differences include, but are not limited to, customer delays in making final buying decisions, decreased demand for our products, failure to raise capital necessary to expand our sales force and develop or enhance our technology, adverse results in future clinical studies of our technology, failure to obtain or maintain patent protection for our technology, and failure to obtain or maintain adequate levels of third-party reimbursement for use of our products. Many of these factors are more fully discussed, as are other factors, under “Risk Factors” in this Quarterly Report on Form 10-Q and under “Factors Which May Affect Future Results” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 which has been filed with the Securities and Exchange Commission and is available at www.sec.gov/edgar.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We own financial instruments that are sensitive to market risk as part of our investment portfolio. The investment portfolio is used to preserve our capital until it is used to fund operations, including research and development activities. None of these market-risk sensitive instruments are held for trading purposes. We invest our cash primarily in money market mutual funds and U.S. government and other investment grade debt securities. We evaluate these investments quarterly to determine the fair value of the portfolio. Our investment portfolio includes only marketable securities with active secondary or resale markets to help assure liquidity. We have implemented policies regarding the amount and credit ratings of investments. Due to the conservative nature of these policies, we do not believe our portfolio has a material exposure due to market risk.

See Note 2 to our Condensed Financial Statements in this Quarterly Report on Form 10-Q for a description of our other financial instruments. We carry the amounts reflected in the balance sheet of cash, cash equivalents, marketable securities, trade receivables, and trade payables at fair value at September 30, 2006 due to the short maturities of these instruments.

We have not had any material exposure to factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As our sales are made primarily in U.S. dollars, a strengthening of the U.S. dollar could cause our products to be less attractive in foreign markets.

ITEM 4. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of September 30, 2006. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2006, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

(b) Changes in Internal Controls Over Financial Reporting.

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934) during the fiscal quarter ended September 30, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

ITEM 6. EXHIBITS

The exhibits listed in the Exhibit Index filed as part of this report are filed as part of or are included in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CAMBRIDGE HEART, INC.

Date: November 14, 2006	By:	/s/ RODERICK DE GREEF
Roderick de Greef Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	Separation Agreement between the Company and Mr. David Chazanovitz dated October 13, 2006.

10.2	Employment Agreement between the Company and Mr. Jeffery Langan dated October 13, 2006.*

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	The Company has requested confidential treatment of the redacted portions of this exhibit pursuant to Rule 24b-2, under the Securities Exchange Act of 1934, as amended, and has separately filed a complete copy of this exhibit with the Securities and Exchange Commission.

Exhibit 10.1

Cambridge Heart, Inc.

1 Oak Park Drive

Bedford, MA 01730

October 13, 2006

David A. Chazanovitz

31 Deerhaven Drive

Nashua, NH 03064

Dear David:

This letter agreement (the “Agreement”) between Cambridge Heart, Inc. (“Cambridge Heart”) and you (the “Executive”) will confirm our agreement concerning the details of the Executive’s separation from Cambridge Heart. The Executive and Cambridge Heart are referred to together herein as the “Parties”.

1. Separation From Employment. Cambridge Heart accepts the Executive’s resignation, effective October 13, 2006 (the “Separation Date”), as an employee, officer and director of Cambridge Heart and from any other position that the Executive may hold with Cambridge Heart.

2. Final Salary Payment. On or before the Separation Date, Cambridge Heart will pay the Executive a final salary payment for the period from October 1, 2006 through the Separation Date (the “Final Salary Payment”) and $16,640.76 for unused vacation leave (the “Unused Vacation Payment”). The Executive acknowledges that payment of the Final Salary Payment and the Unused Vacation Payment shall constitute payment in full of all amounts due to the Executive from Cambridge Heart for accrued wages, benefits (including, without limitation, accrued, unused vacation leave, earned commissions and scheduled advances) and any other payments accrued through the Separation Date or to which the Executive is otherwise entitled in connection with the Executive’s employment with Cambridge Heart or the termination of such employment, except for payments expressly provided for in this Agreement.

3. Severance Benefits. In consideration for the Executive’s execution of and compliance with this Agreement and provided that the Executive does not revoke any portion of the release contained in Section 5 of this Agreement, Cambridge Heart agrees to provide the Executive with the severance benefits described in the following subparagraphs (a), (b) and (c):

(a) Cambridge Heart shall pay to the Executive severance pay in the aggregate amount of $240,000, which shall be payable on April 16, 2007.

(b) The Executive will have the opportunity to continue to participate in Cambridge Heart’s group medical insurance program (the “Health Plan”) pursuant to the health care continuation provisions of the federal COBRA law. If the Executive is eligible for COBRA coverage, elects to continue coverage under the Health Plan pursuant to COBRA and otherwise maintains eligibility for COBRA coverage, Cambridge Heart agrees to pay to the Health Plan insurer for a period of 12 months from the Separation Date an amount equal to the portion of the premium for health care coverage paid by Cambridge Heart for similarly situated active executives of Cambridge Heart for coverage under the Health Plan. The Executive’s eligibility to participate in and receive benefits under the Health Plan shall remain subject to the terms and conditions of the Health Plan. Cambridge Heart’s obligation to pay a portion of the premium for health care coverage on behalf of the Executive shall terminate immediately upon the Executive’s becoming eligible (either as a participant or a dependent) to participate in a plan providing comparable or superior health care benefits sponsored by another employer.

(c) Effective on the Separation Date, the options granted to the Executive on August 15, 2005 to purchase an aggregate of 1,750,000 shares of common stock of Cambridge Heart at an exercise price of $0.29 per share (the “2005 Grant”) shall become exercisable with respect to an additional 583,333 shares of common stock. For the sake of greater certainty, the Parties hereby agree that effective on the Separation Date (i) the 2005 Grant shall be exercisable by the Executive with respect to an aggregate of 1,166,666 shares of common stock of Cambridge Heart until January 13, 2007 (the “Exercisable Options”), and (ii) all other stock options granted to the Executive, including the remaining unvested options to purchase 583,333 shares of common stock included in the 2005 Grant, are hereby immediately cancelled and forfeited. The Executive may exercise the Exercisable Options on a cashless exercise basis wherein, in lieu of paying the exercise price in cash, the Executive surrenders the Exercisable Options for that number of shares of common stock determined by multiplying the number of Exercisable Option shares being exercised by a fraction, the numerator of which shall be the positive difference between the then Market Price (as defined below) per share of the common stock and the exercise price per share of common stock, and the denominator of which shall be the then Market Price per share of common stock. The “Market Price” as of any date means the average last sales prices for the shares of common stock as reported on the OTC Bulletin Board for the ten (10) consecutive business days immediately preceding such date.

If the Executive revokes a portion of the release contained in Section 5 of this Agreement in accordance with Section 15, then in consideration for the Executive’s execution of and compliance with this Agreement, Cambridge Heart shall pay to the Executive as a reduced severance benefit $60,000 payable on April 16, 2007.

The Executive hereby acknowledges and agrees that (i) the foregoing severance benefits are in excess of all other payments, benefits, and things of value to which the Executive would be entitled if the Executive did not execute and comply with this Agreement; and (ii) the severance benefits shall not be deemed to be salary or other compensation to the Executive for purposes of any plans, programs or arrangements maintained or contributed to by the Cambridge Heart Group to provide benefits to its Executives, directors or officers.

4. Return of Property. The Executive agrees to return to Cambridge Heart on or before October 16, 2006, all property of Cambridge Heart used or obtained by the Executive in connection with the Executive’s employment that is in the Executive’s possession or control, including, without limitation, any computers, equipment, credit cards and keys issued to the Executive.

5. Release.

(a) The Executive hereby acknowledges and agrees that this Agreement is intended to be a complete and final settlement of any and all causes of action or claims that the Executive has had, now has or may now have, whether known or unknown against Cambridge Heart Group or any of the persons or entities specified below. The Executive hereby, on behalf of the Executive, the Executive’s executors, heirs, administrators, assigns and anyone else claiming by, through or under the Executive, waives, releases, covenants not to sue and forever discharges Cambridge Heart, its predecessors, successors, related corporations, subsidiaries, divisions and affiliated organizations, and each and all of their present and former officers, directors, shareholders, representatives, agents, promoters, Executives and attorneys (hereinafter “Releasees”), and each and all of them of, from and with respect to any and all debts, demands, actions, causes of action, suits, covenants, contracts, agreements, promises, torts, damages, claims, demands and liabilities whatsoever of any name and nature, both in law and in equity (hereinafter “Claims”) that the Executive now has, ever had, or may in the future have against each or any of the Releasees by reason of any matter, cause or thing whatsoever from the beginning of the world to the date hereof, including, but not limited to, any Claims arising out of, based upon or connected with the Executive’s employment by Cambridge Heart, the compensation, benefits and working conditions for that employment and/or the termination of that employment, and any Claims that may exist under federal, state or local laws, including, but not limited to, any Claims based on race, disability, color, national origin, marital status, age or sex, but excluding any right to indemnification to which the Executive may be entitled, whether by contract, by charter or by-law provision, or otherwise. The foregoing waiver and release includes, without limitation, a waiver and release of any rights and Claims that the Executive may have under Title VII of the Civil Rights Act of 1964, the Equal Pay Act, the Americans with Disabilities Act, the Family and Medical Leave Act, the Executive Retirement Income Security Act of 1974, the Worker Adjustment and Retraining Notification Act, the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. § 621 et seq. (the “ADEA”)(except that this Agreement does not waive or release any rights or claims under the ADEA that may arise after the execution of this Agreement or otherwise bar the Executive from challenging this Agreement’s compliance with the provisions of 29 U.S.C. § 627(f)(1)), the Fair Labor Standards Act, or the state and local laws of Massachusetts.

(b) Cambridge Heart represents and warrants to the Executive that as of the date hereof, neither it nor any of its directors knows of any claims or causes of action of whatever kind or nature that Cambridge Heart has or may have against the Executive that arose on or before the date hereof.

6. Non-Disparagement. The Parties agree with one another not to discuss with any person or entity the circumstances surrounding the Executive’s employment with or separation from Cambridge Heart, except to the extent required by law. The Executive agrees not to make any adverse remarks whatsoever concerning any of the officers or directors of Cambridge Heart or the business, operations, strategies, policies, prospects, affairs or financial condition of Cambridge Heart. Cambridge Heart agrees that it will not make any adverse remarks whatsoever concerning the Executive and that it will instruct each of its directors and officers not to make any adverse remarks whatsoever concerning the Executive.

7. Confidential Information. The Executive acknowledges that during the course of his employment he has had access to confidential information of Cambridge Heart. The Executive further acknowledges and agrees that the Executive has no rights to use, copy or disclose any confidential or proprietary information owned, or provided to the Executive, by Cambridge Heart.

8. Reasonable Assistance The Executive agrees to provide the following transition assistance to Cambridge Heart without the payment of any other compensation for such assistance. During the four-month period following the Separation Date, the Executive will make himself available upon reasonable notice, at mutually convenient times, consistent with the Executive’s other obligations, for up to four, half-day, in-person meetings with the President and Chief Executive Officer of Cambridge Heart. The in-person meetings will be at a mutually convenient location other than the Cambridge Heart facility. During the six-month period following the Separation Date, the Executive will make himself available upon reasonable notice, from time to time, by telephone to respond to questions and concerns of senior management of Cambridge Heart, including, without limitation, issues pertaining to ongoing clinical trials involving the products of Cambridge Heart.

9. Compliance with Agreement. All payments (including, without limitation, the severance benefits) to be made to the Executive and benefits to be made available to the Executive in accordance with the terms of this Agreement, and the performance by Cambridge Heart of its other obligations hereunder, shall be conditioned on the Executive’s continued compliance in all material respects with the covenants set forth in this Agreement.

10. Interpretation. Nothing in this Agreement shall be construed as an admission by Cambridge Heart or any of its shareholders, agents, employees, or representatives, past or present, that it or they violated any law or regulation or any other legal or equitable obligation it or they have or ever had to the Executive.

11. No Obligation to Re-Employ. The Executive agrees and recognizes that as of the Separation Date he will have permanently and irrevocably severed his employment relationship with Cambridge Heart, that he shall not seek employment with Cambridge Heart at any time in the future, and that Cambridge Heart has any obligation to employ him in the future.

12. Enforcement of Covenants. The Parties agree that irreparable damages would occur in the event that Sections 4, 5, 6 and 7 of this Agreement are not performed by the party obligated thereunder in accordance with their specific terms. It is accordingly agreed that the other party will be entitled to an injunction or injunctions to prevent breaches of the party obligated thereunder and to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity.

13. Severability. If any term or provision of this Agreement or the application thereof to any person, property or circumstance shall to any extent be invalid or unenforceable, then at the election of the party primarily benefited by such term or provision, the remainder of this Agreement or the application of such term or provision to persons, property or circumstances other than those as to which it is invalid or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

14. Consultation with Attorney. The Executive is hereby advised to consult with an attorney before signing this Agreement and have had an opportunity to do so. The Executive acknowledges that he fully understands this Agreement, that he has had a reasonable time to consider this Agreement, and that he is knowingly and voluntarily entering into this Agreement.

15. ADEA Claims. As to any and all claims, demands, actions, causes of action, suits, damages, losses and expenses, known or unknown, that the Executive may have pursuant to ADEA, the Executive acknowledges that he has twenty-one (21) days from the time the Executive receive this Agreement to consider whether to sign it. The Executive affirms that if he chooses to sign the Agreement before the end of those twenty-one (21) days, it is because the Executive freely chose to do so after carefully considering the terms of this Agreement as to any ADEA claims and contacting anyone whom you chose to consult, including but not limited to, an attorney. The Executive further understands and acknowledges that once the Executive signs this Agreement, the Executive will then have seven (7) calendar days, if he so chooses, to revoke the release in Section 5 of this Agreement solely as to any claims arising under the ADEA. The Executive acknowledges that once signed, this Agreement is immediately effective and enforceable as to any and all claims, except that this Agreement will not be effective or enforceable as to any claim under the ADEA until the seven (7) calendar day revocation period expires.

16. Miscellaneous. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to conflicts of law principles. The obligations of Cambridge Heart and the Executive hereunder shall inure to the benefit of and be binding on the respective heirs, personal representatives, successors and assigns of the Parties. This Agreement embodies the entire agreement and understanding among the Parties concerning the Executive’s employment and the termination thereof and incorporates and supersedes all other agreements with regard to the Executive’s employment and the termination thereof.

17. Amendment. This Agreement may be amended or modified only upon the written mutual consent of the parties.

If the foregoing is in accordance with your understanding, please sign and return the enclosed copy of this letter, whereupon this letter and such copy will constitute a binding agreement under seal between Cambridge Heart and you on the basis set forth above.

Very truly yours,

CAMBRIDGE HEART, INC.

By:	/s/ Robert P. Khederian
Name:	Robert P. Khederian
Title:	Chairman of the Board

Acknowledged and agreed to this
13th day of October 2006:

/s/ David A. Chazanovitz
David A. Chazanovitz

[*****] A CONFIDENTIAL PORTION OF THE MATERIAL HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

Exhibit 10.2

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and entered into effective as of October 13, 2006 by and between Cambridge Heart, Inc., a Delaware corporation (the “Company”) and Mr. Jeffrey J. Langan (the “Executive”).

In consideration of the mutual promises, terms, provisions and conditions set forth in this Agreement, the parties hereby agree as follows:

1. Employment. Subject to the terms and conditions set forth in this Agreement, the Company hereby offers and the Executive hereby accepts employment.

2. Term. Subject to earlier termination as hereafter provided, the Executive’s employment hereunder shall be for a term of three (3) years, commencing effective as of the date hereof (the “Effective Date”). The term of this Agreement is hereafter referred to as “the term of this Agreement” or “the term hereof.” In the event that the employment of the Executive by the Company continues beyond the expiration of the term hereof without an amendment to this Agreement executed in accordance with Section 20 hereof, such continued employment of the Executive by the Company shall be on an at will basis and may be terminated by either party at any time.

3. Capacity and Performance.

(a) During the term hereof, the Executive shall serve as the President and Chief Executive Officer of the Company. In addition, and without further compensation, the Executive shall serve as a director of the Company to the extent elected or appointed from time to time.

(b) During the term hereof, the Executive shall be employed by the Company on a full-time basis, shall have all powers and duties consistent with his position, subject to the direction and control of the Company’s Board of Directors (the “Board”) and its designees, and shall perform such other duties and responsibilities on behalf of the Company as may reasonably be designated from time to time by the Board and its designees.

(c) During the term hereof, the Executive shall devote substantially all of his full business time and his best efforts, business judgment, skill and knowledge to the advancement of the business and interests of the Company and to the discharge of his duties and responsibilities hereunder. The Executive shall comply with all written policies of the Company in effect from time to time. The Executive shall not engage in any other business activity or serve in any industry, trade, professional, governmental or academic position during the term of this Agreement, except as may be expressly approved in advance by the Board in writing or to the extent that any such activity or service does not adversely affect the performance of his duties and responsibilities hereunder.

4. Compensation and Benefits. As compensation for all services performed by the Executive under and during the term hereof and subject to performance of the Executive’s duties and obligations, pursuant to this Agreement or otherwise:

(a) Base Salary. During the term hereof, the Company shall pay the Executive a base salary at an initial the rate of Two Hundred Forty Thousand Dollars ($240,000) per annum, payable in accordance with the payroll practices of the Company for its executives. Such base salary, as from time to time increased, is hereafter referred to as the “Base Salary.”

(b) Bonus Compensation. During the term hereof, the Executive shall have the opportunity to earn an annual performance bonus in the amount and contingent upon the Company achieving the performance criteria set forth on Exhibit A hereto. The Company may, from time to time, pay such other bonus or bonuses to the Executive as the Board or a compensation committee of the Board, in its sole discretion, deems appropriate. Except as otherwise provided herein, bonuses shall be paid at such time as bonuses for the applicable period are regularly paid to senior executives of the Company.

(c) Stock Options. The Executive shall receive stock options to purchase Two Million (2,000,000) shares of common stock of the Company at an exercise price equal to the closing price for shares of common stock of the Company as reported on the OTC Bulletin Board on the Effective Date (the “Stock Options”). The Stock Options shall become exercisable with respect to One Hundred Thousand (100,000) shares of common stock of the Company on January 13, 2007, shall become exercisable with respect to an additional One Hundred Thousand (100,000) shares of common stock of the Company on April 13, 2007, shall become exercisable with respect to the remaining One Million Eight Hundred Thousand (1,800,000) shares of common stock of the Company in ten (10) equal quarterly installments beginning on July 13, 2007, and shall otherwise contain such terms and conditions consistent with the terms and conditions of options regularly granted to senior executives of the Company. The Stock Options shall be granted with the intention that they qualify as incentive stock options (“ISOs”) to the maximum extent permitted under the $100,000 limit of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) and will be non-qualified options (“NQs”) with respect to the balance of the Stock Options. The ISOs will be granted under the Company’s 2001 Stock Incentive Plan (the “2001 Plan”), and the NQs will be granted as a stand-alone award outside of the Company’s equity incentive plans but will be nevertheless governed by the terms and conditions of the 2001 Plan as though they were granted under the 2001 Plan. On or before January 13, 2007, the Company shall prepare and file with the Securities and Exchange Commission a Registration Statement on Form S-8 (or other appropriate form) covering the shares of common stock issuable upon exercise of the NQs granted hereunder.

(d) Vacations. During the term hereof, the Executive shall be entitled to four (4) weeks of vacation per annum, to be taken at such times and intervals as shall be determined by the Executive, subject to the reasonable business needs of the Company. Vacation time shall not cumulate from year to year.

(e) Other Benefits. During the term hereof and subject to any contribution therefor generally required of employees of the Company, the Executive shall be entitled to participate in any and all employee benefit plans from time to time in effect for employees of the Company generally, except to the extent such plans are in a category of benefit (including, without limitation, bonus compensation) otherwise provided to the Executive. Such participation shall be subject to (i) the terms of the applicable plan documents, (ii) generally applicable Company policies and (iii) the discretion of the Board or any administrative or other committee provided for in or contemplated by such plan. The Company may alter, modify, add to or delete its employee benefit plans at any time as it, in its sole judgment, determines to be appropriate, without recourse by the Executive.

(f) Business Expenses. The Company shall pay or reimburse the Executive for all reasonable and necessary business expenses incurred or paid by the Executive in the performance of his duties and responsibilities hereunder, subject to any maximum annual limit and other restrictions on such expenses set by the Board and to such reasonable substantiation and documentation as may be specified by the Company from time to time.

(g) Temporary Housing and Medical Insurance Costs. The Executive shall relocate his primary residence to the Boston metropolitan area within nine (9) months following the Effective Date. Until such time as the Executive relocates to Boston, Massachusetts but in no event longer than a period of nine (9) months following the Effective Date, the Company shall reimburse the Executive for (i) his temporary housing costs and the travel expenses of the Executive to and from his current residence in Maine, provided that the aggregate amount of such reimbursement shall not exceed $2,500 per month (after deduction of any taxes required to be withheld) and (ii) the cost to the Executive of maintaining his current family medical insurance coverage, provided that the aggregate amount of such reimbursement shall not exceed $1,235 per month (after deduction of any taxes required to be withheld). Payment of the foregoing expenses shall be subject to such reasonable substantiation and documentation as may be specified by the Company from time to time.

5. Termination of Employment. Notwithstanding the provisions of Section 2 hereof, the Executive’s employment hereunder shall terminate prior to the expiration of the term hereof as set forth below.

(a) Death. In the event of the Executive’s death during the term hereof, the Executive’s employment hereunder shall immediately and automatically terminate. In that event, the Company shall pay to the Executive’s designated beneficiary or, if no beneficiary has been designated by the Executive, to his estate, any earned and unpaid Base Salary, prorated through the date of his death. The Company shall have no further obligation or liability to the Executive or his estate.

(b) Disability.

(i) The Company may terminate the Executive’s employment hereunder, upon notice to the Executive, in the event that the Executive becomes disabled during his employment hereunder through any illness, injury, accident or condition of either a physical or psychological nature and, as a result, is unable to perform the essential functions of his position hereunder, with or without reasonable accommodation, for ninety (90) days during any period of three hundred sixty-five (365) consecutive calendar days.

(ii) The Board may designate another employee to act in the Executive’s place during any period in which the Executive is unable to perform the essential functions of his position as a result of any illness, injury, accident or condition of either a physical or psychological nature. Notwithstanding any such designation, the Executive shall continue to receive the Base Salary in accordance with Section 4(a) and his other benefits pursuant to Section 4(e), to the extent permitted by the then-current terms of the applicable benefit plans, until the Executive becomes eligible for disability income benefits under any disability income plan provided by the Company or until the termination of his employment, whichever shall first occur.

(iii) If any question shall arise as to whether during any period the Executive is disabled through any illness, injury, accident or condition of either a physical or psychological nature so as to be unable to perform the essential functions of his position hereunder, the Executive may, and at the request of the Company shall, submit to a medical examination by a physician selected by the Company to whom the Executive or his duly appointed guardian, if any, has no reasonable objection, to determine whether the Executive is so disabled, and such determination shall for the purposes of this Agreement be conclusive of the issue. If such question shall arise and the Executive shall fail to submit to such medical examination, the Company’s determination of the issue shall be binding on the Executive.

(c) By the Company for Cause. The Company may terminate the Executive’s employment hereunder for Cause (as defined below) at any time upon notice to the Executive setting forth in reasonable detail the nature of such Cause. The following, as determined by the Board in its reasonable and good faith judgment, shall constitute Cause for termination: (i) conviction or plea of nolo contendere in a court of law of (x) any felony or (y) any misdemeanor involving dishonesty, breach of trust, misappropriation or illegal narcotics, (ii) commission of any act involving theft, embezzlement, fraud, dishonesty or moral turpitude or that otherwise impairs the reputation, goodwill or business of the Company, (iii) material breach of any of the material provisions of this Agreement or of any other material agreement between the Executive and the Company or any of its Affiliates, (iv) demonstration of gross negligence, willful misconduct or dereliction of duty in the execution of his duties under this Agreement or breach of his duty of loyalty to the Company or any of its Affiliates that is materially injurious to the Company, or (v) repeated and consistent failure to be present at work or to perform his duties at a level consistent with his position with the Company, which failure continues for more than thirty (30) days after notice given to the Executive, such notice to set forth in reasonable detail the nature of such failure. Upon the giving of notice of termination of the Executive’s employment hereunder for Cause, the Company shall not have any further obligation or liability to the Executive, other than for Base Salary earned and unpaid through the date of termination.

(d) By the Company without Cause. The Company may terminate the Executive’s employment hereunder without Cause at any time upon notice.

(e) By the Executive. The Executive may terminate his employment, with or without cause, at any time upon at least thirty (30) days’ advance written notice to the Company.

(f) By the Executive for Changed Circumstances. Subject to the Company’s right to terminate the Executive’s employment pursuant to subsections (c) and (d) above, the Executive may terminate his employment hereunder upon the occurrence of Changed Circumstances (as defined below) upon written notice to the Company. “Changed Circumstances” shall mean a significant reduction in the nature or scope of the Employee’s responsibilities, authority, powers, functions or duties as President and Chief Executive Officer of the Company, including, without limitation, a change due to the Board having hired another senior executive officer to whom the Executive is requested by the Board to report.

(g) Severance Benefits.

(i) In the event that the Company terminates the Executive’s employment without Cause (as defined above) or the Executive terminates his employment for Changed Circumstances (as defined above), in each case after April 13, 2007 and prior to the expiration of the term hereof, the Executive shall be entitled, subject to the immediately following sentence, to receive as a severance benefit (the “Severance Benefits”) (i) periodic payments in an amount equal to his Base Salary in effect at the date of such termination divided by the number of payroll periods per year then applicable to executives of the Company for a period of twelve (12) months from and after the date of such termination and (ii) continuation of group health plan benefits to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), with the cost of the regular employer portion of the premium for such benefits paid by the Company. The Executive’s right to receive Severance Benefits hereunder is conditioned upon (i) the Executive’s prior execution and delivery to the Company of a general release of any and all claims and causes of action of the Executive against the Company and its officers and directors, excepting only the right to any Base Salary and/or reimbursable expenses then accrued and unpaid under Section 4 of this Agreement, and (ii) the Executive’s continued performance of those obligations hereunder that continue by their express terms after the termination of his employment, including without limitation those set forth in Sections 8, 9 and 10. Any Severance Benefits to be paid hereunder shall be payable in accordance with the payroll practices of the Company for its executives generally as in effect from time to time, and subject to all required withholding of taxes.

Notwithstanding anything to the contrary contained herein, if the Executive is then a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, the aggregate amount of the first seven months of Severance Benefits shall be payable to the Executive pursuant to this Section 5(g) beginning on the first day of the seventh month following on the date of termination of the Executive’s employment with the Company.

(ii) In the event that the Executive’s employment is terminated by the Company without Cause on or before April 13, 2007, the Stock Options shall become exercisable immediately with respect to that number of additional shares of common stock that would have vested had the Executive remained in the employ of the Company until April 13, 2007 (with the same percentage of the ISOs and the NQs becoming exercisable). In the event that the Executive’s employment is terminated after April 13, 2007 as a result of the Executive’s death or by the Company without Cause (as defined below) or by the Executive for Changed Circumstances (as defined below) or following the Executive’s disability, the Stock Options shall become exercisable immediately with respect to that number of additional shares of common stock that would have vested had the Executive remained in the employ of the Company for a period of six (6) months following the date of such termination.

6. Change in Control. In the event that a Change in Control (as defined below) occurs, the Stock Options shall become exercisable in full as of the Change in Control Date (as defined below). “Change in Control Date” means the first date on which a Change in Control occurs. “Change in Control” means an event or occurrence set forth in any one or more of subsections (a) through (c) below (including an event or occurrence that constitutes a Change in Control under one of such subsections but is specifically exempted from another such subsection):

(a) the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (an “Acquiring Person”) of beneficial ownership of any capital stock of the Company if, after such acquisition, such Acquiring Person beneficially owns (within the meaning of Rule 13d-3 promulgated under the Exchange Act) 50% or more of either (i) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (ii) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company or (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or

(b) such time as the Continuing Directors (as defined below) do not constitute a majority of the Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term “Continuing Director” means at any date a member of the Board (i) who was a member of the Board on the date of the execution of this Agreement or (ii) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; or

(c) the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), unless, immediately following such Business Combination, all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively.

7. Effect of Termination. Upon termination of this Agreement, all obligations and provisions of this Agreement shall terminate except with respect to any accrued and unpaid monetary obligations and except for the provisions of Section 8 through (and inclusive of) 23 hereof.

8. Confidential Information.

(a) The Executive acknowledges that the Company and its Affiliates will continually develop Confidential Information and Proprietary Information (as defined below), that the Executive may develop Confidential Information and Proprietary Information for the Company or its Affiliates and that the Executive may learn of Confidential Information and Proprietary Information during the course of employment. The Executive agrees that, except as required for the proper performance of his duties for the Company, he will not, directly or indirectly, use or disclose any Confidential Information or Proprietary Information. The Executive understands and agrees that this restriction will continue to apply after his employment terminates, regardless of the reason for termination.

(b) The Executive agrees that all Confidential Information and Proprietary Information which he creates or to which he has access as a result of his employment is and shall remain the sole and exclusive property of the Company. Except as required for the proper performance of his duties, the Executive will not copy any documents, tapes or other media containing Confidential Information or Proprietary Information (“Documents”) or remove any Documents, or copies, from Company premises. The Executive will return to the Company immediately after his employment terminates, and at such other times as may be specified by the Company, all Documents and copies and all other property of the Company then in his possession or control.

9. Non-Competition Covenants. For a period of two (2) years from the date the Executive’s employment with the Company terminates, whether during the term hereof or thereafter (the “Restricted Period”), the Executive shall refrain from engaging or becoming interested, directly or indirectly, as an owner, employee, director, partner, consultant, through stock ownership, investment of capital, lending of money or property, rendering of services, or otherwise, either alone or in association with others, in the operation, management or supervision of any type of business or enterprise that during such period is competitive with the businesses or enterprises of the Company and its operating subsidiaries (if any) (collectively, the “Company Group”), or any new business or enterprise which the Company Group during such Restricted Period plans in good faith in the near future to commence which is related to the Company Group’s then-existing businesses or enterprises, in any territory in the United States in which any member of the Company Group operates or sells its products or services or plans in good faith in the near future to commence operations or to sell its products or services, except through ownership of shares in a publicly-traded corporation or publicly-traded mutual fund or publicly-traded limited partnership in which the Executive does not materially participate and in which the Executive’s ownership interest is one percent (1%) or less. Notwithstanding anything to the contrary contained herein, in the event that the Company terminates the Executive’s employment without Cause on or before April 13, 2007, the Executive shall not be subject to the restrictions contained in this Section 9.

10. Non-Solicitation Covenants. During the Restricted Period, the Executive shall refrain from, directly or indirectly, whether on behalf of himself or anyone else: (a) soliciting or accepting orders from any present or past customer of the Company Group for a product or service offered or sold by, or competitive with a product or service offered or sold by, the Company Group; (b) inducing or attempting to induce any such customer to reduce such customer’s purchases from the Company Group; (c) using for his benefit or disclosing the name and/or requirements of any such customer to any other person or persons, natural or corporate; or (d) soliciting any of the Company Group’s employees to leave the employ of the Company Group or hiring anyone who is an employee of the Company Group or was such an employee during the twelve (12) months preceding the proposed date of hire.

11. Enforcement of Covenants. The Executive acknowledges that he has carefully read and considered all the terms and conditions of this Agreement, including the restraints imposed upon him pursuant to Sections 8, 9 and 10 hereof. The Executive acknowledges that he is entering into this Agreement and the covenants contained in Section 8, 9 and 10 in connection with the sale of a beneficial interest in the Company and that such covenants are reasonably necessary to protect the goodwill of the Company that is its exclusive property. The Executive further acknowledges and agrees that, were he to breach any of the covenants contained in Sections 8, 9 or 10 hereof, the damage would be irreparable. The Executive therefore agrees that the Company, in addition to any other remedies available to it, shall be entitled to preliminary and permanent injunctive relief against any breach or threatened breach by the Executive of any of said covenants, without having to post bond, provided the Company has made a prima facie showing of such a breach or threatened breach.

12. Conflicting Agreements. The Executive hereby represents and warrants that the execution of this Agreement and the performance of his obligations hereunder will not breach or be in conflict with any other agreement to which the Executive is a party or is bound and that the

Executive is not subject to any covenants against competition or similar covenants that would affect the performance of his obligations hereunder. The Executive will not disclose to or use any proprietary information of a third party without such party’s consent.

13. Definitions. Words or phrases which are initially capitalized or are within quotation marks shall have the meanings provided in this Section 13 and as provided elsewhere herein. For purposes of this Agreement, the following definitions apply:

(a) “Affiliates” means all persons and entities directly or indirectly controlling, controlled by or under common control with the Company, where control may be by either management authority or equity interest.

(b) “Confidential Information” means any and all information, inventions, discoveries, ideas, writings, communications, research, engineering methods, practices, processes, systems, formulae, designs, concepts, products, projects, improvements and developments that relate to the business of the Company or any Affiliate and are not generally known by others, including but not limited to (i) products and services, technical data, methods and processes, (ii) marketing activities and strategic plans, (iii) financial information, costs and sources of supply, (iv) the identity and special needs of customers and prospective customers and vendors and prospective vendors, and (v) the people and organizations with whom the Company or any Affiliate has or plans to have business relationships and those relationships. Confidential Information also includes such information that the Company or any Affiliate may receive or has received belonging to customers or others who do business with the Company or any Affiliate and any publication or literary creation of the Executive, developed in whole or in part while the Executive is employed by the Company, in whatever form published the content of which, in whole or in part, relates to the business of the Company or any Affiliate.

(c) “Person” means an individual, a corporation, an association, a partnership, an estate, a trust and any other entity or organization.

(d) “Proprietary Information” means any and all intellectual property subject to protection under applicable copyright, trademark or patent laws if such property is similar in any material respect with the products and services offered by the Company or any Affiliate.

14. Withholding. All payments made under this Agreement shall be reduced by any tax or other amounts required to be withheld under applicable law.

15. Assignment. Neither the Company nor the Executive may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this Agreement without the consent of the Executive in the event that the Company shall hereafter effect a reorganization, or consolidate with or merge into any other Person, or transfer all or substantially all of its properties or assets to any other Person. This Agreement shall inure to the benefit of and be binding upon the Company and the Executive, and their respective successors, executors, administrators, heirs and permitted assigns.

16. Severability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

17. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

18. Notices. Any and all notices, requests, demands and other communications provided for by this Agreement shall be in writing and shall be effective when delivered in person or deposited in the United States mail, postage prepaid, registered or certified, and addressed to the Executive at his last known address on the books of the Company or, in the case of the Company, at the Company’s principal place of business, to the attention of the Chairman of the Board, or to such other address as either party may specify by notice to the other actually received.

19. Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior communications, agreements and understandings, written or oral, with respect to the terms and conditions of the Executive’s employment.

20. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and an expressly authorized representative of the Company.

21. Headings. The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement.

22. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

23. Governing Law. This Agreement shall be construed and enforced under and be governed in all respects by the laws of the Commonwealth of Massachusetts, without regard to the conflict of laws principles thereof.

IN WITNESS WHEREOF, this Agreement has been executed as a sealed instrument by the Executive and the Company, by its duly authorized representative, as of the date first above written.

Executive:	CAMBRIDGE HEART, INC.

/s/ Jeffrey J. Langan	By:	/s/ Robert P. Khederian
Jeffrey J. Langan	Name:	Robert P. Khederian
	Title:	Chairman of the Board

[*****] A CONFIDENTIAL PORTION OF THE MATERIAL HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

EXHIBIT A

The annual performance bonus shall be based upon the sales revenue of the Company (determined in accordance with U.S. generally accepted accounting principles) for the periods and calculated in the manner set forth below:

Measurement Period	Annual Performance Bonus Amount

Quarter ending December 31, 2006	Bonus equal to 3% of the positive difference between (a) aggregate sales revenue in the quarter ended December 31, 2006 and (b) aggregate sales revenue in the quarter ended September 30, 2006

Fiscal year ending December 31, 2007	Bonus equal to 3% of the positive difference between (a) aggregate sales revenue in the fiscal year ending December 31, 2007 and (b) [*****]

Fiscal year ending December 31, 2008	Bonus equal to 3% of the positive difference between (a) aggregate sales revenue in the fiscal year ending December 31, 2008 and (b) aggregate sales revenue in the fiscal year ending December 31, 2007

Fiscal year ending December 31, 2009	Bonus equal to 3% of the positive difference between (a) aggregate sales revenue in the fiscal year ending December 31, 2009 and (b) aggregate sales revenue in the fiscal year ending December 31, 2008

No annual performance bonus will be earned for any period in which the average gross margin with respect to sales in such period is less than 95% of the average gross margin with respect to sales in the prior fiscal period. For example, in order to receive an annual performance bonus for the quarter ended December 31, 2006, the average gross margin with respect to sales in such quarter must be equal to or greater than 95% of the average gross margin with respect to sales in the fiscal quarter ended September 30, 2006.

Except as set forth below, in order to receive the annual performance bonus, the Executive must continue to be employed by the Company through the end of the period with respect to which the annual performance bonus has been earned. In the event that the Executive is terminated without Cause, the Executive shall be entitled to receive an annual performance bonus equal to the lower of the following:

(A) the product of (i) the amount of the annual performance bonus that the Executive would have received based upon Company performance for the entire period had the Executive continued to be employed by the Company through the end of the period and (ii) a fraction the numerator of which is the number of full months that the Executive was employed by the Company during the period and the denominator of which is the number of full months in the period; or

(B) the product of (i) the amount of the annual performance bonus that the Executive would have received based upon Company performance for the entire period had the Executive continued to be employed by the Company through the end of the period and (ii) a fraction the numerator of which is the aggregate sales revenue during the portion of the period that the Executive was employed by the Company and the denominator of which is the aggregate sales revenue for the period.

The annual performance bonus will be paid to the Executive at such time as bonuses for the applicable period are regularly paid to senior executives of the Company; provided, however, in no event will the annual performance bonus be paid later than March 15 of the first taxable year following the end of the relevant calendar year in which the amount is no longer subject to a substantial risk of forfeiture under Section 409A of the Code.

Exhibit 31.1

CERTIFICATIONS

I, Jeffrey Langan, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Cambridge Heart, Inc for the quarter ended September 30, 2006:

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	[Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986]

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2006	/s/ Jeffrey J. Langan
Jeffrey J. Langan President and CEO

Exhibit 31.2

CERTIFICATIONS

I, Roderick de Greef, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Cambridge Heart, Inc for the quarter ended September 30, 2006:

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	[Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986]

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2006	/s/ RODERICK DE GREEF
Roderick de Greef Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report on Form 10-Q of Cambridge Heart, Inc. (the “Company”) for the quarterly period ended September 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Jeffrey J. Langan, Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 14, 2006	/s/ Jeffrey J. Langan
Jeffrey J. Langan President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report on Form 10-Q of Cambridge Heart, Inc. (the “Company”) for the quarterly period ended September 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Roderick de Greef, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 14, 2006	/s/ RODERICK DE GREEF
Roderick de Greef Chief Financial Officer